Peoplestring Corporation
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

August 31, 2011

Securities and Exchange Commission, Division of Finance
Attn: Katherine Wray
100 F Street N.E
Washington, D.C. 20549

Re:	Peoplestring Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed August 2, 2011 File No. 333-174949

Dear Ms. Wray:

We are in receipt of your comment letter dated August 25, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.  Please revise the facing page of your registration statement to provide the correct number assigned by EDGAR to this filing (file no. 333-174949).

Answer:	We have revised the facing page of the registration statement to provide the correct number assigned by EDGAR to this filing.

2.  Please revise your registration statement generally to ensure that it contains current information. As examples only, update the following disclosures: the closing price of your common stock set forth on the prospectus cover page, the number of outstanding shares of common stock prior to the offering being registered on page 7, and the beneficial ownership information on pages 15 and 34.

Answer:	We have revised our registration statement to include current information as of August 30, 2011.

3.  The financial statements in your registration statement should be updated as required to comply with Rule 8-08 of Regulation S-X. Revise accordingly, and update corresponding disclosure throughout your filing, including Management’s Discussion and Analysis.

Answer:	We have updated the registration statement to include the financial information for quarter ended June 30, 2011.

4.  We note your response to prior comment 5. We continue to believe that Rule 416 does not apply to additional shares of common stock issuable pursuant to the “full-ratchet” exercise price adjustments contained in Section 3(b) of your Series A and Series C Warrants. Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to warrant holders than do “terms that provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions.

Your response cites SEC Release No. 33-4806, which provides in relevant part that Rule 416(a) applies in certain instances when additional securities are issued upon exercise of rights “to prevent a dilution of [the rights holder’s] interest resulting from … issuances of additional securities at less than the option or conversion price.” This language appears properly limited to anti-dilution provisions pursuant to which the features of the derivative security are adjusted as necessary to maintain the equity interest in the company acquirable by the holder, as distinct from provisions like the full-ratchet adjustments contained in your warrants that enable the holder to obtain shares at the lowest price at which common stock is or may be granted during the term of the warrant, thereby potentially increasing the holder’s equity interest in the company. Accordingly, as previously requested, please confirm your understanding the Rule 416 will not be applicable to additional shares issuable as a consequence of the full-ratchet price adjustments contained in your warrants.

Answer:
While we may not necessarily agree with the Staff’s interpretation, for the purpose of this Registration Statement, we hereby confirm that Rule 416 will not be applicable to additional shares issuable as a consequence of the full-ratchet price adjustments contained in the Series A and Series C Warrants.

Selling Security Holders, page 14

5.  You disclose in footnote 12 to the selling stockholder table that on March 17, 2011, Cougar Trading, LLC purchased shares of your common stock from BigString Corporation pursuant to a stock purchase agreement and that in connection with the stock purchase agreement, PeopleString entered into a separate registration rights agreement with Cougar. We note from disclosure elsewhere in the prospectus that BigString is a significant shareholder of the company and that the officers and directors of PeopleString are also the officers and directors of BigString. Please tell us what consideration you have to providing disclosure pursuant to item 404 of Regulation S-K with respect to the above mentioned transactions involving BigString and the company.

Answer:
We have removed Cougar Trading as a selling stockholder from this registration statement. We have approached Cougar Trading and notified them that their shares are being removed from this registration statement because there is no penalty for not registering the shares and the holding period under Rule 144 will elapse on September 16, 2011.

For purposes of Item 404 of Regulation S-K, we have included an explanation of the transaction with BigString Corporation in the Registration Statement under Related Party Transactions.

6.  Further, tell us what consideration you gave to filing the agreement providing Cougar with registration rights as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Answer:	We have filed the separate registration rights agreement between us and Cougar Trading as Exhibit 10.8 to this registration statement pursuant to Item 601(b)(10) of Regulation S-K.

7.  You indicate in response to prior comment 7 that you have revised the footnotes to the selling security holder table to discuss the type of business engaged in by Cougar and to state that this selling security holder is not a broker-dealer or broker-dealer affiliate. We are unable to locate this revised disclosure, however, and accordingly, we re-issue prior comment 7.

Answer:
We have removed Cougar Trading from the registration statement. However, Cougar Trading, LLC is a family investment vehicle funded exclusively by Emanuel E. Geduld and various trusts established for the benefit of his children. Emanuel E. Geduld is the Senior Managing Member. Cougar Trading invests and trades in securities for its own account and is not a broker-dealer or broker-dealer affiliate.

Additionally, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Darin M. Myman
           DARIN M. MYMAN